
06062705



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

No Act
P.E. 8-4-06
DC

NOV 10 2006

October 20, 2006

Dana I. Green
Senior Vice President, General Counsel and Secretary
Walgreen Co.
Corporate Offices
200 Wilmot Road, MS 2264
Deerfield, IL 60015-4616

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 10/20/2006

Re: Walgreen Co.
Incoming letter dated August 4, 2006

Dear Ms. Green:

This is in response to your letter dated August 4, 2006 concerning the shareholder proposal submitted to Walgreens by Marcella V. Meyer. We also have received a letter from the proponent dated August 10, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Marcella V. Meyer, M.D., M.P.H.
10416 South Bell Avenue
Chicago, IL 60643

104207



Dana Ione Green
Senior Vice President
General Counsel and Corporate Secretary

1934 Act Rule 14a-8

August 4, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington D.C. 20549

Re: Walgreen Co.
Commission File No. 001-00604

Ladies and Gentlemen:

This letter is to inform you of the intention of Walgreen Co. ("Walgreens") to omit from its proxy statement and form of proxy (its "Proxy Materials") for its 2007 Annual Meeting of Shareholders a shareholder proposal and statement in support thereof (together, the "Proposal") received from Marcella V. Meyer, M.D., M.P.H. (the "Proponent"). The shareholder proposal states:

> Be it resolved that in the best interest of our company, Walgreens, as well as in the public interest, our company does hereby disassociate itself from the 2006 and all future so-called "gay games", and that no additional financial support be given of the 2006 "gay games" or any other future activities supporting, proselytizing, promoting or encouraging homosexual activity or life style.

The Proponent's letter, dated June 29, 2006, setting forth the Proposal is attached hereto as Attachment 1.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and its attachment. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachment is being mailed on this date to the Proponent, informing her of Walgreens' intention to omit the Proposal from the 2007 Proxy Materials. Walgreens tentatively expects to mail its definitive 2007 Proxy Materials on or about November 22, 2006. Accordingly, pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") more than 80 calendar days before Walgreens files its definitive 2007 Proxy Materials with the Commission.

WALGREEN CO. CORPORATE OFFICES 200 WILMOT ROAD, MS 2264 DEERFIELD, ILLINOIS 60015-4616
847-914-3004 FAX 847-914-3652 dana.green@walgreens.com
www.walgreens.com

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") concur in our opinion that the Proposal may be excluded from the 2007 Proxy Materials on the following grounds, each of which is discussed in detail below. First, pursuant to Rule 14a-8(i)(7), the Proposal deals with a matter relating to Walgreens' ordinary business operations and may properly be omitted. Second, pursuant to Rule 14a-8(i)(5), the Proposal is neither economically related to Walgreens' business nor otherwise significantly related to Walgreens' business.

1. The Proposal may be omitted because it deals with a matter relating to Walgreens' ordinary business operations.

Pursuant to Rule 14a-8(i)(7), a shareholder proposal may be omitted from a company's proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." In Exchange Act Release No. 40018 (available May 21, 1998), the Commission stated that the ordinary business exclusion under Rule 14a-8(i)(7) rests on two central considerations: The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. The Proposal at issue affects Walgreens' ordinary business operations and "micro-manages" Walgreens' business functions.

The Proposal would require that Walgreens disassociate itself from the 2006 and all future Gay Games, and refrain from providing financial support to the 2006 Gay Games or any other activities supporting, proselytizing, promoting or encouraging homosexual activity or lifestyle. Walgreens supported the 2006 Gay Games held July 15 through July 22, 2006 via charitable contributions, and also served as the "Official HIV/AIDS Prevention Sponsor." Both charitable contributions and sponsorship are matters within the ordinary course of Walgreens' business.

The Staff has consistently held that the manner in which a corporation promotes itself and its products falls within the ordinary business exception of Rule 14a-8(i)(7). *See, e.g., Tootsie Roll Industries, Inc.* (January 31, 2002); *Anheuser-Busch Companies, Inc.* (January 21, 2000); *American Telephone and Telegraph Corp.* (December 28, 1995). Decisions regarding where, how and with whom to advertise or sponsor are made in the routine course of Walgreens' business, and are not properly (or practicably) a matter to be decided by shareholders.

Similarly, the Staff has consistently held that shareholder proposals requesting a company to refrain from making contributions to specific types of organizations may be omitted from a company's proxy materials pursuant to Rule 14a-8(i)(7). *See, e.g., BellSouth Corp.* (January 17, 2006); *Wachovia Corporation* (January 25, 2005); *PepsiCo., Inc.* (January 25, 2005); *Verizon Communications Inc.* (January 25, 2005); *T. Rowe Price Group, Inc.* (December 27, 2002); *Aetna, Inc.* (February 23, 2002). Walgreens believes that the day-to-day oversight of its corporate charitable endeavors is most efficiently and effectively left in the hands of its management and staff, who are best suited to select worthy contribution recipients, as well as determine contribution size and timing. The Proposal does not seek to eliminate corporate charitable contributions as a policy matter; rather, it seeks to eliminate contributions to specific types of organizations. The Proponent, therefore, clearly seeks to "micro-manage" Walgreens' decision-making with respect to charitable contributions.

Accordingly, Walgreens believes that the Proposal is excludable from its 2007 Proxy Materials pursuant to Rule 14a-8(i)(7).

2. The Proposal may be omitted because it is neither economically related to Walgreens' business nor otherwise significantly related to Walgreens' business.

Rule 14a-8(i)(5) permits a company to omit a proposal that relates to "operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business."

As of August 31, 2005, Walgreens' total assets were $14,608,800,000. Its net earnings and net sales for fiscal 2005 were $1,559,500,000 and $42,201,600,000, respectively. Five percent of the smallest of these numbers (net earnings) is $77,975,000. Walgreens' total contributions and sponsorships of non-profit organizations during fiscal 2005 was substantially less than $77,975,000, and therefore below the 5 percent of net earnings that Rule 14a-8(i)(5) recognizes as being significant to Walgreens' business.

Furthermore, the Proposal does not raise any other issues that are "significantly related" to its business as that term is used in Rule 14a-8(i)(5). As previously discussed, the Proposal does not object to Walgreens' policy of making charitable contributions. Rather, it seeks to "micro-manage" the amounts and recipients of those contributions.

Accordingly, Walgreens believes that the Proposal is excludable from its 2007 Proxy Materials pursuant to Rule 14a-8(i)(5).

For the reasons set forth above, we hereby respectfully request that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from Walgreens' 2007 Proxy Materials. Should you disagree with the conclusions set forth in this letter, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgement copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please do not hesitate to call me at (847) 914-3004 if you require additional information or wish to discuss this submission further.

Very truly yours,



Dana I. Green
Senior Vice President, General
Counsel and Secretary

ATTACHMENT 1

June 29, 2006

Dana I. Green, Esq.
General Counsel and Corporate Secretary
The Walgreen Company
200 Wilmot Road
Deerfield, IL 60015-4681

Dear Ms. Green:

Enclosed herewith is my shareholder's resolution to be presented to the Board of Directors of Walgreen Company for their consideration.

I request that this resolution be then submitted to the shareholders of Walgreen Company stock via the proxy ballot cards prior to the Annual Stockholder's Meeting to be held January 10, 2007.

Thank you.

Cordially,



Marcella V. Meyer, M.D., M.P.H.

Enclosures
MVM:lah

June 29, 2006
10416 South Bell Avenue
Chicago, IL 60643

Walgreen Company
Annual Stockholders' Meeting
January 10, 2007

Resolution submitted by Marcella V. Meyer, M.D.,M.P.H. owner of 225 shares of Walgreen Company common stock.

Our Company, Walgreens is listed on the web site of the Chicago "gay games" (www.gaygamesChicago.org) as a Global Sponsor, Premium category for the event on 15-22 July 2006,

and

Whereas, the gay rights movement is not a charitable activity; rather, it is a political movement designed to promote increased acceptance of the homosexual lifestyle,

and

Whereas, numerous studies have linked homosexual activity to sexually transmitted diseases. (MMWR, CDC, 7/26/05, "Shigella flexneri Serotype 3 Infections Among Men Who Have Sex With Men – Chicago, Illinois, 2003-2004"). STD's are often followed by sickness and even premature death, especially from AIDS,

and

Whereas, the gay community is a major contributor to the spread of STD illness. Males Who Have Sex With Males (MSM) account for approximately 45% of newly reported HIV/AIDS diagnoses and nearly 54% of cumulative AIDS diagnoses (MMWR, CDC, 6/02/06),

and

Whereas, the "gay games" event will be appealing to immature young people attracted by the excitement, fun, and even glamour of the event. Some of these young people are likely to experiment with homosexual behavior as a result of this appeal,

and

Whereas, an estimated 252,000 – 312,000 HIV-infected persons in the United States are unaware of their HIV infection (MMWR, CDC, 6/02/06),

and

Whereas, because of the "gay games" sponsorship by our company, Walgreen Company may at some future date be found to be complicit and legally liable in a case in which a young attendee at the "gay games" decides to experiment with homosexual encounters and later develops a serious, even fatal, illness

and

Whereas, the economic costs to the Walgreen Company and other businesses in terms of medical care for employees as well as loss of employee productivity caused by sexually transmitted diseases are huge. (Perspectives on Sexual and Reproductive Health, Vol. 36, Number 1, January/February 2004. "The direct cost of STDs including HIV among all age groups was estimated to be $9.3 -15.5 billion in the U.S. in the mid-1990s").

Therefore, be it resolved that in the best interest of our company, Walgreens, as well as in the public interest, our company does hereby disassociate itself from the 2006 and all future so-called "gay games", and that no additional financial support be given of the 2006 "gay games" or any other future activities supporting, proselytizing, promoting or encouraging homosexual activity or life style.

Respectfully Submitted,



Marcella V. Meyer, M.D.,M.P.H.

June 26, 2006
10416 South Bell Avenue
Chicago, IL 60643

August 10, 2006
10416 South Bell Avenue
Chicago, IL 60643

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On August 7, 2006 I received via Federal Express a copy of a letter dated August 04, 2006 which was sent to your office. That letter signed by the Corporate Secretary and General Counsel of the Walgreen Company requested that the SEC concur with Walgreen's decision to omit my properly presented shareholder proposal from the proxy statement and Proxy Materials for the 2007 Annual Meeting of Walgreens shareholders.

I strongly object to Walgreens characterization of my proposal as an attempt to "micro-manage" Company business. Rather, my proposal represents a sincere effort by a shareholder to advise fellow shareholders about the serious and documented health risks associated with homosexual activity. I urge the Commission to proceed with whatever sanctions are applicable in this matter.

Very truly yours,



Marcella V. Meyer, M.D., M.P.H.

MVM:lah

Enclosures: Walgreens Letter to SEC
MVM Letter to Walgreens
Shareholders Resolution

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

October 20, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Walgreen Co.
Incoming letter dated August 4, 2006

The proposal provides that Walgreens should disassociate itself from the "gay games" and not provide any additional financial support to the "gay games" or other future activities that support, proselytize, promote, or encourage homosexual activity or lifestyle.

There appears to be some basis for your view that Walgreens may exclude the proposal under rule 14a-8(i)(7), as relating to Walgreens' ordinary business operations (i.e., contributions to specific types of organizations). Accordingly, we will not recommend enforcement action to the Commission if Walgreens omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Walgreens relies.

Sincerely,



Mary Beth Breslin
Special Counsel